Dreyfus
LifeTime Portfolios, Inc.

A series of asset management portfolios
for a range of investor needs

PROSPECTUS February 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Portfolios

Introduction	**1**
Income Portfolio	**2**
Growth and Income Portfolio	**7**
Growth Portfolio	**12**
Management	**17**
Financial Highlights	**19**

Your Investment

Account Policies	**25**
Distributions and Taxes	**29**
Services for Fund Investors	**30**
Instructions for Regular Accounts	**31**
Instructions for IRAs	**33**

For More Information

See back cover.

The Portfolios

Typical portfolio allocations



More conservative

Cash
10.0%

Bonds
67.5%

Stocks
22.5%

Income Portfolio

Stocks
50%

Bonds
50%

Growth and Income Portfolio

Stocks
80%

Bonds
20%

Growth Portfolio

More aggressive



INTRODUCTION

Dreyfus LifeTime Portfolios, Inc. consists of three separate portfolios offering a range of investment approaches: from more conservative to moderate to more aggressive.

While all of the portfolios typically invest in stocks and bonds, each one allocates its assets among those investments in a distinct way. The portfolios use the allocations shown at left as a point of reference in making their management decisions. The actual makeup of each portfolio will vary over time, as the portfolio manager adjusts the asset mix in an effort to take advantage of misvaluations.

In deciding when and how much of a portfolio's assets to shift among asset classes, the portfolio manager uses proprietary computer models to assess the relative value of stock and bond prices across different markets.

In selecting securities for each portfolio, the manager attempts to approximate the investment characteristics of designated benchmark indexes with respect to each asset class, but with expected returns that exceed the benchmark. The portfolio manager may actively select stocks or bonds after considering variables including price/earnings ratios, interest rate levels and the yield curve slope. To efficiently maintain exposure to selected asset class benchmarks, the portfolios also may use futures contracts as a substitute for holding the securities that make up the relevant benchmark index.

In choosing among the portfolios, your decision may depend on your goals, time frame and risk tolerance. All portfolios offer a diversified investment mix and the asset allocation expertise of a professional portfolio manager.

Income Portfolio

Ticker Symbols: Investor shares **DLIXX**
Restricted shares **DLIRX**



GOAL/APPROACH

The portfolio seeks maximum current income. Capital appreciation is a secondary goal. To pursue these goals, the portfolio typically invests in a mix of bonds, stocks and money market instruments, all of which are U.S. securities. Normally, the portfolio's asset mix is approximately 67.5% in investment grade bonds (or the unrated equivalent as determined by Dreyfus), 22.5% in stocks of companies whose total market values are more than $1.4 billion, and 10% in cash.

The portfolio manager selects securities from each asset class for the portfolio which, in the aggregate, have approximately the same investment characteristics as those of the Lehman Brothers Intermediate Government/Credit Index for the portfolio's bond investments and the S&P 500® Index for its stock investments, with expected returns equal to or better than that of the benchmark index. The Lehman Brothers Intermediate Government/Credit Index is composed of approximately 5,000 fixed-income securities, including investment grade corporate bonds and U.S. government securities, with average outstanding market values of more than $600 million and maturities of less than 10 years and greater than one year. The S&P 500 Index is composed of 500 stocks, most of which are large-cap stocks listed on the New York Stock Exchange. The portfolio may invest directly in securities comprising the relevant index or use derivatives whose performance is tied to the benchmark index.

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to manage interest rate risk, to increase returns, or as part of a hedging strategy. The portfolio manager anticipates using derivatives primarily to provide an efficient means of achieving the portfolio's target exposure to an asset class.

Concepts to understand

Bond rating: a ranking of a bond's quality, based on its ability to pay interest and repay principal. Bonds are rated from a high of AAA or Aaa (highly unlikely to default) through a low of D (companies already in default).

Investment grade bonds: bonds rated BBB or Baa or above by nationally recognized rating agencies are considered investment grade.



MAIN RISKS

The portfolio's principal risks are discussed below. The stock and bond markets can perform differently from each other at any given time (as well as over the long term), so the portfolio will be affected by its asset allocation. The portfolio's performance may be lower than that of stock-oriented investments during periods when stocks outperform bonds. The value of your investment in the portfolio will fluctuate, which means you could lose money.

- *Interest rate risk*. Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the portfolio's share price. The longer the portfolio's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk*. Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the portfolio might have to reinvest the proceeds in an investment offering a lower yield.

- *Credit risk*. Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the portfolio's share price.

- *Market risk*. The value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry.

- *Liquidity risk*. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the portfolio's share price may fall dramatically.

- *Derivatives risk*. The portfolio may invest in derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates). A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the portfolio's other investments.

- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Leveraging risk.* The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, will magnify the portfolio's gains or losses.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objectives.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the portfolio's after-tax performance.

Stocks, while typically a smaller portion of the portfolio, tend to be more volatile than bonds. The portfolio's stock investments could cause sudden drops in share price or contribute to long-term underperformance.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the portfolio's Investor shares performance from year to year. The table compares the portfolio's average annual total returns for each share class to those of the Lehman Brothers Intermediate Government/Credit Index, a widely recognized unmanaged index of bond market performance, and a customized blended index* prepared by Dreyfus. All returns assume reinvestment of dividends and distributions. Performance for each share class will vary from the performance of the portfolio's other share class due to differences in expenses. Of course, past performance is no guarantee of future results.

After-tax performance is shown only for Investor shares. After-tax performance of the portfolio's Restricted shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*			
	1 Year	5 Years	Since inception (3/31/95)
Investor shares *returns before taxes*	**3.09%**	**3.52%**	**6.46%**
Investor shares *returns after taxes on distributions*	**2.07%**	**2.03%**	**4.18%**
Investor shares *returns after taxes on distributions and sale of portfolio shares*	**2.01%**	**2.08%**	**4.16%**
Restricted shares *returns before taxes*	**3.75%**	**3.95%**	**6.82%**
Lehman Brothers Intermediate Government/Credit Index *reflects no deduction for fees, expenses or taxes*	**3.04%**	**7.21%**	**6.87%**
Customized blended index* *reflects no deduction for fees, expenses or taxes*	**4.63%**	**5.01%**	**7.96%**

* *The customized blended index combines the performance of several unmanaged indexes in weights reflecting the baseline percentages of the portfolio's investment in stocks and bonds.*



Year-by-year total returns *as of 12/31 each year (%)*
Investor shares

6.84	11.85	11.74	3.78	4.21	2.82	-0.10	7.70	3.09
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q2 '97	+5.78%
Worst Quarter:	Q2 '04	-1.71%

What this portfolio is – and isn't

This portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goals, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the share price. The portfolio has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

	Investor shares	Restricted shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fee	0.60%	0.60%
Shareholder services fee	0.25%	none
Other expenses	0.34%	0.11%
Total	**1.19%**	**0.71%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Investor shares	**$121**	**$378**	**$654**	**$1,443**
Restricted shares	**$73**	**$227**	**$395**	**$883**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of its operations.

Shareholder services fee: the fee paid to the portfolio's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Growth and Income Portfolio

Ticker Symbols: Investor shares **DGIIX**
Restricted shares **DGIRX**



GOAL/APPROACH

The portfolio seeks maximum total return (capital appreciation plus current income). To pursue this goal, the portfolio typically invests in a mix of stocks and bonds. The portfolio's typical asset mix is 50% in stocks and 50% in investment grade bonds (or the unrated equivalent as determined by Dreyfus). Depending on market and economic conditions, the actual mix of stocks to bonds may range from 35%/65% to 65%/35%. The portfolio may invest up to 15% of its net assets in foreign securities.

In allocating assets between stocks and bonds, the portfolio manager assesses the relative return and risk of each asset class using a model which analyzes several factors, including interest-rate-adjusted price/earnings ratio, the valuation and volatility levels of stocks relative to bonds, and other economic factors, such as interest rates.

The portfolio typically invests approximately 80% of its stock allocation in stocks of large-capitalization companies (those whose total market values are more than $1.4 billion) and the remaining 20% in stocks of small–capitalization companies.

The large-cap equity component of the portfolio is actively managed. In choosing these stocks, the manager seeks those that appear likely to show above-average, long-term appreciation, as well as those that appear undervalued. Sector allocations for large-cap investments will generally mirror the allocations of the S&P 500®. The small-cap and foreign equity components and, typically, the bond components of the portfolio are not actively managed and are constructed to approximate the investment characteristics of the specified indexes as follows:

- small-cap equity — Russell 2000 Index
- foreign equity — Morgan Stanley EAFE Index
- domestic bond — Lehman Brothers Intermediate Government/Credit Index
- foreign bond — J.P. Morgan Non-U.S. Government Bond Index

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to manage interest rate risk, to increase returns, or as part of a hedging strategy. The portfolio manager anticipates using derivatives primarily to provide an efficient means of achieving the portfolio's target exposure to an asset class.

Concepts to understand

Growth and income investing: a management style that seeks some long-term growth, but also includes income-producing investments such as bonds. Bond investments tend to reduce the portfolio's volatility in several ways: their market movements can at times offset those of stocks, their income stream adds to performance throughout the market cycle, and they tend to be less risky than stocks.



MAIN RISKS

The portfolio's principal risks are discussed below. The stock and bond markets can perform differently from each other at any given time (as well as over the long term), so the portfolio will be affected by its asset allocation. If the manager favors an asset class during a period when that asset class underperforms, the portfolio's performance may be hurt. The value of your investment in the portfolio will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk.* To the extent the portfolio invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged.

- *Leveraging risk.* The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, will magnify the portfolio's gains or losses.

- *Derivatives risk.* The portfolio may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the portfolio's other investments.

The portfolio's investments in stocks also are subject to the following principal risks:

- *Smaller company risk.* Small and midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the portfolio's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the portfolio's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the portfolio assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.
- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.
- *IPO risk.* The portfolio may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a portfolio's asset base increases, IPOs often have a diminished effect on such portfolio's performance.

The portfolio's investments in bonds also are subject to the following principal risks:

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the portfolio's share price. The longer the effective maturity and duration of the bond portion of the portfolio, the more its share price is likely to react to interest rates.
- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the portfolio's share price.
- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the portfolio's after-tax performance.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the portfolio's Investor shares performance from year to year. The table compares the portfolio's average annual total returns for each share class to those of the S&P 500, a widely recognized unmanaged index of stock market performance, and a customized blended index* prepared by Dreyfus. All returns assume reinvestment of dividends and distributions. Performance for each share class will vary from the performance of the portfolio's other share class due to differences in expenses. Of course, past performance is no guarantee of future results.

After-tax performance is shown only for Investor shares. After-tax performance of the portfolio's Restricted shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*	1 Year	5 Years	Since inception (3/31/95)
Investor shares *returns before taxes*	7.19%	1.53%	8.74%
Investor shares *returns after taxes on distributions*	6.70%	0.59%	6.73%
Investor shares *returns after taxes on distributions and sale of portfolio shares*	4.82%	0.74%	6.44%
Restricted shares *returns before taxes*	7.72%	1.95%	9.07%
S&P 500 *reflects no deduction for fees, expenses or taxes*	10.87%	-2.30%	11.33%
Customized blended index* *reflects no deduction for fees, expenses or taxes*	7.67%	3.54%	9.40%

* The customized blended index combines the performance of several unmanaged indexes in weights reflecting the baseline percentages of the portfolio's investment in domestic and foreign stocks and bonds.

What this portfolio is − and isn't

This portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



Year-by-year total returns *as of 12/31 each year (%)*

Investor shares

16.54 20.42 17.47 6.74 0.60 -4.97 -12.12 19.83 7.19

95 96 97 98 99 00 01 02 03 04

Best Quarter:	Q4 '98	+12.32%
Worst Quarter:	Q3 '02	-9.58%



EXPENSES

As an investor, you pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the share price. The portfolio has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

	Investor shares	Restricted shares
Annual portfolio operating expenses		
% of average daily net assets		
Management fee	0.75%	0.75%
Shareholder services fee	0.25%	none
Other expenses	0.28%	0.06%
Total	**1.28%**	**0.81%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Investor shares	**$130**	**$406**	**$702**	**$1,545**
Restricted shares	**$83**	**$259**	**$450**	**$1,002**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of its operations.

Shareholder services fee: the fee paid to the portfolio's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.

Growth Portfolio

Ticker Symbols: Investor shares **DLGIX**
Restricted shares **DLGRX**

 ## GOAL/APPROACH

The portfolio seeks capital appreciation. To pursue this goal, the portfolio typically invests in a mix of stocks and investment grade bonds (including the unrated equivalent as determined by Dreyfus). The portfolio's typical asset mix is 80% in stocks and 20% in investment grade bonds (or the unrated equivalent as determined by Dreyfus). However, depending on market and economic conditions, the portfolio's actual mix of stocks to bonds could range to 65% of its assets in stocks and 35% of its assets in bonds. The portfolio may invest up to 25% of its net assets in foreign securities.

In allocating assets between stocks and bonds, the portfolio manager assesses the relative return and risk of each asset class using a model which analyzes several factors, including interest-rate-adjusted price/earnings ratio, the valuation and volatility levels of stocks relative to bonds, and other economic factors, such as interest rates.

The portfolio typically invests approximately 80% of its stock allocation in stocks of large-capitalization companies (those whose total market values are more than $1.4 billion) and the remaining 20% in stocks of small-capitalization companies.

The large-cap equity component of the portfolio is actively managed. In choosing these stocks, the manager seeks those that appear likely to show above-average, long-term appreciation, as well as those that appear undervalued. Sector allocations for large-cap investments will generally mirror the allocations of the S&P 500. The small-cap and foreign equity components and, typically, the bond components of the portfolio are not actively managed and are constructed to approximate the investment characteristics of the specified indexes as follows:

- small-cap equity — Russell 2000 Index
- foreign equity — Morgan Stanley EAFE Index
- domestic bond — Lehman Brothers Intermediate Government/Credit Index
- foreign bond — J.P. Morgan Non-U.S. Government Bond Index

The portfolio may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to manage interest rate risk, to increase returns, or as part of a hedging strategy. The portfolio manager anticipates using derivatives primarily to provide an efficient means of achieving the portfolio's target exposure to an asset class.

Concepts to understand

Large-capitalization companies: established companies that tend to have long histories of operation, well-established business relationships, substantial resources and demonstrated ability to weather change and economic downturn.



MAIN RISKS

The portfolio's principal risks are discussed below. The stock and bond markets can perform differently from each other at any given time (as well as over the long term), so the portfolio's performance will be affected by its asset allocation. If the manager favors an asset class during a period when that asset class underperforms, the portfolio's performance may be hurt. The portfolio's performance may be lower than that of more bond-oriented investments during periods when bonds outperform stocks. The value of your investment in the portfolio will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk.* To the extent the portfolio invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged.

- *Leveraging risk.* The use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, will magnify the portfolio's gains or losses.

- *Derivatives risk.* The portfolio may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes, foreign currencies and interest rates). A small investment in derivatives could have a potentially large impact on the portfolio's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the portfolio will not correlate with the portfolio's other investments.

The portfolio's investments in stocks also are subject to the following principal risks:

- *Smaller company risk.* Small and midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the portfolio's ability to sell these securities. These companies may have limited product lines, markets or financial resources, or may depend on a limited management group. Some of the portfolio's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the portfolio assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

- *Market sector risk.* The portfolio may significantly overweight or underweight certain companies, industries or market sectors, which may cause the portfolio's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *IPO risk.* The portfolio may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the portfolio's performance depends on a variety of factors, including the number of IPOs the portfolio invests in relative to the size of the portfolio and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a portfolio's asset base increases, IPOs often have a diminished effect on such portfolio's performance.

The portfolio's investments in bonds also are subject to the following principal risks:

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the portfolio's share price. The longer the effective maturity and duration of the bond portion of the portfolio, the more its share price is likely to react to interest rates.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the portfolio's share price.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

Other potential risks

Under adverse market conditions, the portfolio could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the portfolio would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the portfolio may not achieve its investment objective.

At times, the portfolio may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the portfolio's after-tax performance.

The portfolio may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the portfolio will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the portfolio may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the portfolio. The bar chart shows the changes in the portfolio's Investor shares performance from year to year. The table compares the portfolio's average annual total returns for each share class to those of the S&P 500, a widely recognized unmanaged index of stock market performance, and a customized blended index* prepared by Dreyfus. All returns assume reinvestment of dividends and distributions. Performance for each share class will vary from the performance of the portfolio's other share class due to differences in expenses. Of course, past performance is no guarantee of future results.

After-tax performance is shown only for Investor shares. After-tax performance of the portfolio's Restricted shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*

	1 Year	5 Years	Since inception (3/31/95)
Investor shares *returns before taxes*	10.05%	-2.08%	9.34%
Investor shares *returns after taxes on distributions*	10.05%	-2.61%	6.98%
Investor shares *returns after taxes on distributions and sale of portfolio shares*	6.53%	-2.04%	6.86%
Restricted shares *returns before taxes*	10.69%	-1.65%	9.71%
S&P 500 *reflects no deduction for fees, expenses or taxes*	10.87%	-2.30%	11.33%
Customized blended index* *reflects no deduction for fees, expenses or taxes*	9.84%	0.74%	10.21%

* *The customized blended index combines the performance of several unmanaged indexes in weights reflecting the baseline percentages of the portfolio's investment in domestic and foreign stocks and bonds.*

What this portfolio is – and isn't

This portfolio is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*

Investor shares



95	96	97	98	99	00	01	02	03	04
21.30	26.98	20.94	14.33	-5.78	-12.40	-22.84	28.44		10.05

Best Quarter:	Q4 '98	**+18.43%**
Worst Quarter:	Q3 '02	**-17.37%**



EXPENSES

As an investor, you pay certain fees and expenses in connection with the portfolio, which are described in the table below. Annual portfolio operating expenses are paid out of portfolio assets, so their effect is included in the share price. The portfolio has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

	Investor shares	Restricted shares
Annual portfolio operating expenses *% of average daily net assets*		
Management fee	0.75%	0.75%
Shareholder services fee	0.25%	none
Other expenses	0.37%	0.16%
Total	**1.37%**	**0.91%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Investor shares	**$139**	**$434**	**$750**	**$1,646**
Restricted shares	**$93**	**$290**	**$504**	**$1,120**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the portfolio and assisting in all aspects of its operations.

Shareholder services fee: the fee paid to the portfolio's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the portfolio for miscellaneous items such as transfer agency, custody, professional and registration fees. The fund also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the fund.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $158 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.60% of the Income Portfolio's average daily net assets, 0.75% of the Growth and Income Portfolio's average daily net assets, and 0.75% of the Growth Portfolio's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Jocelin A. Reed is the primary portfolio manager for each portfolio, a position she has held since September 2003. Since October 1996, Ms. Reed has been employed by Mellon Equity Associates, each portfolio's sub-investment adviser and an affiliate of Dreyfus.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the funds). In September 2004, plaintiffs served a consolidated amended complaint (the amended complaint) on behalf of a purported class of all persons who acquired interests in any of the funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the funds. The amended complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the funds that were closed to new investors. The amended complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the amended complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the funds believe that any of the pending actions will have a material adverse effect on the funds or Dreyfus' ability to perform its contract with the funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

Income Portfolio

The following two tables describe the performance of each share class of the Income Portfolio for the fiscal periods indicated. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended September 30,				
Investor shares		**2004**	2003	2002[1]	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		12.77	12.19	12.95	13.37	13.53
Investment operations:	Investment income – net[2]	.27	.31	.37	.70	.70
	Net realized and unrealized gain (loss) on investments	.17	.62	(.44)	(.45)	.12
Total from investment operations		.44	.93	(.07)	.25	.82
Distributions:	Dividends from investment income – net	(.39)	(.35)	(.69)	(.67)	(.60)
	Dividends from net realized gain on investments	–	–	–	–	(.38)
Total distributions		(.39)	(.35)	(.69)	(.67)	(.98)
Net asset value, end of period		12.82	12.77	12.19	12.95	13.37
Total Return (%)		3.52	7.76	(.66)	1.96	6.35
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.25	1.19	1.12	1.03	1.05
Ratio of net expenses to average net assets		1.25	1.19	1.12	1.03	1.05
Ratio of net investment income to average net assets		2.12	2.48	2.95	5.33	5.33
Portfolio turnover rate		35.18	37.88	49.90	43.15	41.96
Net assets, end of period ($ x 1,000)		13,095	19,570	17,241	22,822	18,030

[1] *As required, effective October 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended September 30, 2002 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05 and decrease the ratio of net investment income to average net assets from 3.30% to 2.95%. Per-share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[2] *Based on average shares outstanding at each month end.*

Restricted shares		*Year Ended September 30,*				
		2004	2003	2002[1]	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		12.83	12.24	12.99	13.41	13.55
Investment operations:	Investment income − net [2]	.34	.37	.41	.73	.74
	Net realized and unrealized gain (loss) on investments	.17	.62	(.43)	(.45)	.13
Total from investment operations		.51	.99	(.02)	.28	.87
Distributions:	Dividends from investment income − net	(.45)	(.40)	(.73)	(.70)	(.63)
	Dividends from net realized gain on investments	−	−	−	−	(.38)
Total distributions		(.45)	(.40)	(.73)	(.70)	(1.01)
Net asset value, end of period		12.89	12.83	12.24	12.99	13.41
Total Return (%)		4.03	8.27	(.26)	2.23	6.74
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.72	.71	.72	.74	.76
Ratio of net expenses to average net assets		.72	.71	.72	.74	.76
Ratio of net investment income to average net assets		2.64	2.96	3.31	5.62	5.64
Portfolio turnover rate		35.18	37.88	49.90	43.15	41.96
Net assets, end of period ($ x 1,000)		98,032	92,924	82,003	71,929	56,461

[1] *As required, effective October 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended September 30, 2002 was to decrease net investment income per share by $.06, increase net realized and unrealized gain (loss) on investments per share by $.06 and decrease the ratio of net investment income to average net assets from 3.75% to 3.31%. Per-share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[2] *Based on average shares outstanding at each month end.*



FINANCIAL HIGHLIGHTS

Growth and Income Portfolio

The following two tables describe the performance of each share class of the Growth and Income Portfolio for the fiscal periods indicated. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been independently audited by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

Investor shares		*Year Ended September 30,*				
		2004	2003	2002[1]	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		14.85	13.12	14.84	17.90	18.43
Investment operations:	Investment income − net[2]	.18	.20	.27	.49	.74
	Net realized and unrealized gain (loss) on investments	1.03	1.82	(1.60)	(2.60)	.51
Total from investment operations		1.21	2.02	(1.33)	(2.11)	1.25
Distributions:	Dividends from investment income − net	(.25)	(.29)	(.39)	(.71)	(.59)
	Dividends from net realized gain on investments	−	−	−	(.24)	(1.19)
Total distributions		(.25)	(.29)	(.39)	(.95)	(1.78)
Net asset value, end of period		15.81	14.85	13.12	14.84	17.90
Total Return (%)		8.23	15.60	(9.36)	(12.35)	7.16
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.37	1.28	1.34	1.13	1.15
Ratio of net expenses to average net assets		1.37	1.28	1.34	1.13	1.15
Ratio of net investment income to average net assets		1.15	1.44	1.79	2.88	4.14
Portfolio turnover rate		60.52	69.67	66.50	86.48	87.49
Net assets, end of period ($ x 1,000)		57,483	136,423	130,493	150,740	73,616

[1] *As required, effective October 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended September 30, 2002 was to decrease net investment income per share by $.03, increase net realized and unrealized gain (loss) on investments per share by $.03 and decrease the ratio of net investment income to average net assets from 2.00% to 1.79%. Per-share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[2] *Based on average shares outstanding at each month end.*

			Year Ended September 30,		
Restricted shares	**2004**	2003	2002[1]	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	14.16	12.54	14.17	17.15	17.71
Investment operations: Investment income – net[2]	.26	.25	.32	.53	.76
Net realized and unrealized gain (loss) on investments	.99	1.73	(1.51)	(2.51)	.48
Total from investment operations	1.25	1.98	(1.19)	(1.98)	1.24
Distributions: Dividends from investment income – net	(.32)	(.36)	(.44)	(.76)	(.61)
Dividends from net realized gain on investments	–	–	–	(.24)	(1.19)
Total distributions	(.32)	(.36)	(.44)	(1.00)	(1.80)
Net asset value, end of period	15.09	14.16	12.54	14.17	17.15
Total Return (%)	8.90	16.12	(8.90)	(12.07)	7.39
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.82	.81	.84	.84	.86
Ratio of net expenses to average net assets	.82	.81	.84	.84	.86
Ratio of net investment income to average net assets	1.71	1.91	2.28	3.40	4.43
Portfolio turnover rate	60.52	69.67	66.50	86.48	87.49
Net assets, end of period ($ x 1,000)	196,656	187,661	170,237	197,503	212,582

[1] *As required, effective October 1, 2001, the portfolio has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended September 30, 2002 was to decrease net investment income per share by $.03, increase net realized and unrealized gain (loss) on investments per share by $.03 and decrease the ratio of net investment income to average net assets from 2.49% to 2.28%. Per-share data and ratios/supplemental data for periods prior to October 1, 2001 have not been restated to reflect this change in presentation.*

[2] *Based on average shares outstanding at each month end.*



FINANCIAL HIGHLIGHTS

Growth Portfolio

The following two tables describe the performance of each share class of the Growth Portfolio for the fiscal periods indicated. "Total return" shows how much your investment in the portfolio would have increased (or decreased) during each period, assum-ing you had reinvested all dividends and distribu-tions. These figures have been independently audit-ed by Ernst & Young LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

				Year Ended September 30,		
Investor shares		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		12.18	10.04	12.46	17.84	18.52
Investment operations:	Investment income − net[1]	.00[2]	.02	.02	.25	.60
	Net realized and unrealized gain (loss) on investments	1.44	2.12	(2.26)	(4.55)	1.00
Total from investment operations		1.44	2.14	(2.24)	(4.30)	1.60
Distributions:	Dividends from investment income − net	(.03)	(.00)[2]	(.18)	(.58)	(.43)
	Dividends from net realized gain on investments	−	−	−	(.50)	(1.85)
Total distributions		(.03)	(.00)[2]	(.18)	(1.08)	(2.28)
Net asset value, end of period		13.59	12.18	10.04	12.46	17.84
Total Return (%)		11.85	21.35	(18.31)	(25.36)	8.85
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.36	1.37	1.48	1.20	1.15
Ratio of net expenses to average net assets		1.36	1.37	1.48	1.20	1.15
Ratio of net investment income to average net assets		.02	.15	.17	1.66	3.38
Portfolio turnover rate		74.19	83.90	74.13	108.86	97.16
Net assets, end of period ($ x 1,000)		14,698	22,210	17,218	19,778	22,067

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

| | | | *Year Ended September 30,* | | | |
Restricted shares		**2004**	2003	**2002**	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		12.15	10.02	12.41	17.78	18.47
Investment operations:	Investment income − net[1]	.07	.07	.09	.30	.64
	Net realized and unrealized gain (loss) on investments	1.45	2.12	(2.26)	(4.54)	.99
Total from investment operations		1.52	2.19	(2.17)	(4.24)	1.63
Distributions:	Dividends from investment income − net	(.08)	(.06)	(.22)	(.63)	(.47)
	Dividends from net realized gain on investments	−	−	−	(.50)	(1.85)
Total distributions		(.08)	(.06)	(.22)	(1.13)	(2.32)
Net asset value, end of period		13.59	12.15	10.02	12.41	17.78
Total Return (%)		12.50	21.95	(17.88)	(25.20)	9.13
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.84	.91	.91	.93	.89
Ratio of net expenses to average net assets		.84	.91	.91	.93	.89
Ratio of net investment income to average net assets		.55	.61	.73	1.96	3.56
Portfolio turnover rate		74.19	83.90	74.13	108.86	97.16
Net assets, end of period ($ x 1,000)		74,742	62,473	48,969	76,712	90,858

[1] *Based on average shares outstanding at each month end.*

Your Investment



ACCOUNT POLICIES

Buying shares

Each portfolio offers two share classes — Investor shares and Restricted shares. Investor shares are offered to any investor. Restricted shares are sold primarily to clients of certain financial institutions that have selling agreements with the fund's distributor or that provide sub-accounting or recordkeeping. **You pay no sales charges** to invest in the portfolios. Your price for portfolio shares is the portfolio's net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each portfolio's equity investments are valued on the basis of market quotations or official closing prices, and its fixed-income investments generally are valued by one or more independent pricing services approved by the fund's board or on the basis of market quotations. The pricing services procedures are reviewed under the general supervision of the board. If market quotations, official closing prices or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the portfolio calculates its NAV), the portfolio may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the portfolios do not calculate their NAV and thus may affect a portfolio's NAV on days when investors have no access to the portfolio.

With respect to Dreyfus Growth and Income Portfolio and Dreyfus Growth Portfolio, foreign securities held by these portfolios may trade on days that these portfolios are not open for business, thus affecting the value of the portfolios' assets on days when the portfolios' shareholders may not be able to buy or sell the portfolios' shares.

Minimum investments

	Initial	Additional
Regular accounts	**$2,500**	**$100; $500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*
Dreyfus automatic investment plans	**$100**	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Consult a representative of your plan or financial institution for further information.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates repre-senting portfolio shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those share

Limitations on selling shares by phone or online through Dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more also must be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The portfolios are designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of portfolio shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

· change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

· change its minimum or maximum investment amounts

· delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

· "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

· refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

Each portfolio earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each portfolio also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each portfolio normally pays dividends and capital gain distributions annually. Dividends and capital gain distributions will be reinvested in the portfolio unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the portfolios are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain portfolio distributions, including distributions of short-term capital gains, are taxable to you as ordinary income. Other portfolio distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the portfolio and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

For investing	
Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).
For exchanging shares	
Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.
For selling shares	
Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online through Dreyfus.com. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online through Dreyfus.com, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**
- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 ── In Writing ──────────

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
The Dreyfus Family of Funds
P.O. Box 55299, Boston, MA 02205-8553

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
The Dreyfus Family of Funds
P.O. Box 105, Newark, NJ 07101-0105

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55263, Boston, MA 02205-8501

 ── By Telephone ──────────

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900251786 Income Portfolio
• DDA# 8900118253 Growth and Income Portfolio
• DDA# 8900251794 Growth Portfolio
• your account number
• name(s) of investor(s)

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to The Bank of New York, with these instructions:
• ABA# 021000018
• DDA# 8900251786 Income Portfolio
• DDA# 8900118253 Growth and Income Portfolio
• DDA# 8900251794 Growth Portfolio
• your account number
• name(s) of investor(s)

Electronic check Same as wire, but insert "111" before your 14-digit account number.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.

Check Call us to request your transaction. A check will be sent to the address of record.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.
1-800-645-6561
Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit the Dreyfus Web site to request your transaction.	**Wire** Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit the Dreyfus Web site to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit the Dreyfus Web site to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
Without any initial investment Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you.		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail in the slip and the check (see "To Open an Account" at left).	Write a letter of instruction that includes: • your name and signature • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail in your request (see "To Open an Account" at left).
By Telephone	—	**Wire** Have your bank send your investment to The Bank of New York, with these instructions: • ABA# 021000018 • DDA# 8900251786 Income Portfolio • DDA# 8900118253 Growth and Income Portfolio • DDA# 8900251794 Growth Portfolio • your account number • name of investor • the contribution year **Electronic check** Same as wire, but insert "111" before your 14-digit account number. **Telephone Contribution** Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).	—
Automatically	**Without any initial investment** Call us to request a Dreyfus Step Program form. Complete and return the form along with your application.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Trust Company, Custodian

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

For More Information

Dreyfus LifeTime Portfolios, Inc.
SEC file number: 811-7878

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes each portfolio's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected each portfolio's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about each portfolio and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose each portfolio's complete schedule of portfolio holdings, as reported on a month-end basis, on its Web site at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N–Q or Form N–CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the Web site each portfolio's complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's Web site at **www.dreyfus.com.**

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

    SEC http://www.sec.gov

    Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

